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SEC FILE NUMBER
8-37085

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Portfolios Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4250 Veterans Memorial Highway, 4th Floor East
(No. and Street)

Holbrook	NY	11741
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	david.schmidt@osaic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

100 S Mill Ave #1800	Tempe	AZ	85281
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

SEC Mail Processing
FEB 2 8 2024
Washington, DC

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Portfolios Financial Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ESPERANZA PINDER
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 623187
Expires January 29, 2026

Signature:

Title:
Treasurer & Financial Operations Principal

Notary Public

SEC Mail Processing
FEB 29 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

American Portfolios Financial Services, Inc.
(SEC File Number 8-37085)
(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)
December 31, 2023
With Report Of Independent Registered Public Accounting Firm

American Portfolios Financial Services, Inc.

(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)

Table of Contents

December 31, 2023

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
American Portfolios	APH, together with its consolidated direct subsidiaries, including American Portfolios Financial Services, Inc.
AMPA	American Portfolios Advisors, Inc.
APH	American Portfolios Holdings, Inc.
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
OFSI	Osaic Financial Services, Inc. (formerly known as Ladenburg Thalmann Financial Services Inc.)
OSA	Osaic, Inc. (formerly known as Advisor Group, Inc.)
OSHI	Osaic Holdings, Inc. (formerly known as Advisor Group Holdings, Inc.)
PAB	Proprietary account of a broker-dealer
SEC	Securities and Exchange Commission
Strategic Partnership Sponsors	Third-party investment and insurance companies for which the Company provides marketing services for their advisory, insurance and brokerage products
U.S.	United States of America

Deloitte.

Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of American Portfolios Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 2023.

American Portfolios Financial Services, Inc.

(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)

Statement of Financial Condition

(In Thousands, Except Share Amounts)

December 31, 2023

ASSETS		
Cash and cash equivalents	$	34,851
Receivables from broker-dealers and clearing firm		3,877
Accounts receivable		9,567
Goodwill		41,763
Intangible assets, net		33,075
Income tax receivable		263
Prepaid expenses and other assets		1,093
Total assets	$	124,489
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	4,980
Accounts payable and accrued expenses		5,554
Payables to affiliates		3,499
Deferred tax liabilities, net		378
Deferred revenue		739
Total liabilities		15,150
Commitments and contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding		—
Additional paid-in capital		98,805
Retained earnings		10,534
Total stockholder's equity		109,339
Total liabilities and stockholder's equity	$	124,489

See accompanying notes.

American Portfolios Financial Services, Inc.

(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)

Notes to Financial Statement

December 31, 2023

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

American Portfolios Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of APH, which is a wholly-owned subsidiary of OSHI. OSHI is an indirect wholly-owned subsidiary of OFSI.

The Company is a broker-dealer registered with FINRA and the SEC pursuant to the Securities Exchange Act of 1934. The Company is also a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission. The Company provides brokerage services as well as annuity and insurance products of certain insurance carriers through its independent financial professionals. The Company provides access to diversified financial products and services, enabling its financial professionals to offer personalized brokerage services to retail investors (their "customers"). The Company executes its customers' transactions on a fully disclosed basis through an unaffiliated clearing firm which carries the accounts and securities of the Company's customers.

On November 1, 2022, American Portfolios was acquired by OSHI. The purchase accounting adjustments made to the Company for the year ended December 31, 2023 were not material. Purchase accounting was finalized as of October 31, 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. treasury bills that have a maturity of less than 90 days as of the date of purchase, which are measured at fair value.

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

As of December 31, 2023, the Company had U.S treasury bills of $8.1 million included within "Cash and cash equivalents" on the Statement of Financial Condition. The fair value of the U.S. treasury bills was based on quoted prices obtained from independent vendor services calculated on a settlement date basis as of the close of the period, which are considered Level 1 inputs. The Company had no other material financial instruments recorded at fair value as of December 31, 2023.

Receivables from Broker-Dealers and Clearing Firm

The clearing operations for the Company's customers' securities transactions are provided by an unaffiliated clearing broker-dealer. Receivables from broker-dealers and clearing firm primarily consist of cash balances held at the clearing firm which are due to the Company.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but rather tested annually for impairment in the fourth fiscal quarter or more frequently as events occur which may indicate that the carrying amount may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is more likely than not that a reporting unit's fair value is greater than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount. No impairment of goodwill was recognized for the Company during the year ended December 31, 2023. For additional information, see "Note 4 – Goodwill and Intangible Assets, Net."

Intangible Assets, Net

Intangible assets consist of acquired intangible assets that are deemed to have finite lives and are amortized on a straight-line basis over their estimated useful lives, ranging from 2 to 9 years. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events or changes in circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying amount may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the estimated fair value. No

impairment of intangible assets was recognized for the Company during the year ended December 31, 2023. For additional information, see "Note 4 – Goodwill and Intangible Assets, Net."

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the income tax expense, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees or financial professionals; previous results in similar cases; applicable indemnifications; and legal

precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 8 – Commitments and Contingencies."

Recently Adopted Accounting Pronouncements

ASU 2023-07 — In November 2023, the FASB issued ASU 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures*. This ASU requires public entities which have a single reportable segment to disclose all existing segment disclosures along with the expanded segment disclosures within this ASU. This ASU expands disclosures to reportable segments by requiring (i) disclosure of significant segment expenses which are regularly provided to the chief operating decision maker ("CODM") and included within the reported measure(s) of each segment's profit or loss, (ii) the amount and description of the composition of other segment items (defined as the difference between segment revenue less the segment expenses disclosed under the significant expense principle and included in the measure of segment profit or loss), (iii) all annual disclosures of each reportable segment's profit or loss be disclosed in each interim period, and (iv) disclosure of the title and position of the CODM, along with an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU should be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU will result in new segment disclosures for the Company.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06 — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the ASC, including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the ASC and will not be effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

ASU 2023-09 — In December 2023, the FASB issued ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU should be applied prospectively and are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2023 (in thousands):

Commission revenue receivable	$ 4,805
Clearing credit and cash sweep revenue receivable	2,918
Strategic Partnership Sponsor revenue receivable	1,837
Other	7
Total accounts receivable	$ 9,567

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes changes in the carrying value of goodwill (in thousands):

BALANCE — December 31, 2022	$	41,482
Purchase accounting adjustments		281
BALANCE — December 31, 2023	$	41,763

Intangible Assets, Net

Intangible assets, net consisted of the following as of December 31, 2023 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Financial professional relationships	$ 33,304	$ (4,317)	$ 28,987
Technology	4,795	(2,702)	2,093
Non-competition agreements	4,360	(2,543)	1,817
Trade name	428	(250)	178
Total intangible assets	$ 42,887	$ (9,812)	$ 33,075

NOTE 5 – INCOME TAXES

The following table presents the components of deferred tax assets (liabilities) as of December 31, 2023 (in thousands):

Deferred tax assets:		
Net operating loss carryforwards	$	7,457
Loans to financial professionals		879
Accrued bonus		360
Other		319
Total deferred tax assets		9,015
Deferred tax liabilities:		
Intangible assets		(9,340)
Other		(53)
Total deferred tax liabilities		(9,393)
Deferred tax liabilities, net	$	(378)

As of December 31, 2023, the Company had federal net operating loss carryforwards of $5.6 million, which have an indefinite carryforward period, and state net operating loss carryforwards of $1.9 million in multiple jurisdictions, which begin to expire in 2038. The Company expects to utilize these net operating loss carryforwards before their expiration dates and therefore has not established a valuation allowance related to these carryforwards.

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2023, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2020 to 2023 remain open to examination, and in the state jurisdictions, the tax years of 2019 to 2023 remain open to examination as of December 31, 2023. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 6 – RELATED PARTY TRANSACTIONS

OSA, which is a wholly-owned subsidiary of OSHI, and APH allocate certain revenues and expenses to the Company, and the Company allocates certain revenues and expenses to AMPA which results in receivables from and payables to OSA, APH and AMPA. "Receivables from affiliates" and "Payables to affiliates," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided primarily as recruiting and retention incentives. All new loans to financial professionals are funded by and recorded at OSA, who is the loan counterparty. The loans are either repaid by the financial professionals based on a fixed repayment schedule using an incentive bonus provided by OSA or, in the case of forgivable loans, are amortized on a straight-line basis over the stated life of the loan. The expense related to incentive bonuses provided for loan repayments and forgivable loan amortization is charged to the Company by OSA. If a financial professional terminates their affiliation with the Company prior to the loan maturity date, the remaining balance becomes payable immediately, and payments are made to OSA. Credit losses from uncollectible balances or subsequent recoveries are charged to the Company by OSA. As of December 31, 2023, unamortized loans to financial professionals of $9.7 million were recorded on OSA related to financial professionals of the Company. For the year ended December 31, 2023, new loans to the Company's financial professionals of $1.9 million were recorded by OSA.

NOTE 7 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17), which require the maintenance of minimum net capital. During the first quarter of 2023, the Company changed its net capital computation from the greater of (i) 6 and 2/3 percent of its aggregate indebtedness or (ii) $250,000 to the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items. Net capital can fluctuate on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2023 are summarized in the following table (in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 37,155	$ 250	$ 36,905

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

In 2022, the Company became aware of inconsistencies in the calculation of fees to be paid to customers participating in the Bank Deposit Sweep Program. The formula used in the Company's historical calculations differed from the formula presented within the "American Portfolios FDIC Insured Bank Deposit Program Disclosure Statement." As a result of the inconsistency, the Company has estimated it would have paid its customers approximately $4.0 million to $5.0 million in additional interest between 2018 and September 2022.

As of December 31, 2023, the Company accrued approximately $5.5 million for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $1.2 million as of December 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information and takes into account the Company's best estimate of reasonably possible losses for matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's financial condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period. In light of the uncertainties involved in such matters, the Company is unable to predict the outcome or timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications

cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentrations of Credit Risk

The Company has receivables from an unaffiliated clearing broker-dealer, which represent a concentration of credit risk should this clearing broker-dealer be unable to fulfill their obligations.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 9 – SUBSEQUENT EVENTS

Management of the Company has performed an evaluation of subsequent events through February 27, 2024, which is the date the financial statement was available to be issued.

On January 31, 2024, the Company paid dividends in the amount of $3.0 million to OSHI through its direct parent, APH. The payment, timing and amount of dividends are subject to approval by the Board of Directors.